

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

<u>Via E-mail</u>
Mr. Kenneth Stead
Chief Executive Officer
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

> **Re: Kat Gold Holdings, Corp.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2012**
> **File No. 333-180734**

Dear Mr. Stead:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the record date for shareholders entitled to receive shares of your common stock in the spin-off. Please confirm in your response letter that Kat Exploration, Inc. provided timely notice to FINRA pursuant to Rule 10b-17.

2. Please update your prospectus for the material information disclosed in your Form 8-K filed April 24, 2012 and file all related material agreements.

The Spin-Off, page 7

Reasons for the Spin-off, page 7

3. Please revise the disclosure in this section as follows:

    • Explain the purpose of the spin-off in light of the fact that you have not generated any
      revenue from the assets under your control and need to raise significant funds to
      pursue your business plan. Clarify why you are pursuing the spin-off at this time as
      opposed to previously. We note Kat Exploration press releases dating back to June of
      2010 which contemplate the spin-off.

    • Describe in detail what "market perceptions about Kat Exploration" influenced your
      decision making and how so. Explain how "the benefits to each of Kat Gold and Kat
      Exploration of their parent-subsidiary structure have diminished."

    • Reconcile the disclosure that the spin-off will allow Kat Exploration to pursue its
      separate business plan with disclosure in your Form 10-K filed April 16, 2012 that the
      spin-off will "result in [your] parent company having surrendered ownership of its
      principal asset, being the shares held by it in [you]."

    • Discuss the importance of increasing your shareholder base and the liquidity of your
      shares given your history of losses, the fact that you are not generating revenues and
      your depressed stock price. Similarly, discuss the limitations these factors place on
      your ability to use your shares as acquisition currency.

    • Disclose what, if any, impact the fact that you are a reporting company quoted on the
      OTCBB played in the separation decision.

Signatures, page II-4

4. Your registration statement must be signed by your controller or principal accounting
    officer. See instruction 1 to Item 17 of Form S-1. Please revise accordingly.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Hank Gracin, Esq.
        Gracin & Marlow, LLP